EXHIBIT 99.2

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                          Security Federal Savings Bank
                             Elizabethton, Tennessee

                      Conversion Valuation Appraisal Report

                           Valued as of March 14, 1997

                                   Prepared By

                        Feldman Financial Advisors, Inc.
                                Washington, D.C.

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                                     [LOGO]


March 14, 1997

Board of Directors
Security Federal Savings Bank
632 East Elk Avenue
Elizabethton, Tennessee  37643-3378

Gentlemen:

        At your request, we have completed and provide an independent appraisal of the estimated pro forma market value of Security Federal Savings Bank (the "Bank") in connection with the simultaneous conversion of the Bank from the mutual to stock form of organization, the issuance of the Bank's capital stock to SFB Bancorp, Inc. (the "Holding Company"), and the offering of shares of common stock of the Holding Company (collectively referred to herein as the "Conversion"). This appraisal report is furnished pursuant to the Bank's regulatory filing of the Application for Approval of Conversion ("Form AC") with the Office of Thrift Supervision ("OTS").

        The valuation is prepared utilizing the guidelines for the valuation of mutual to stock conversions issued by the OTS. These guidelines require, among other things, that the appraiser consider the impact of the Conversion on the financial condition of the Bank, the trading valuation characteristics of comparable institutions, recent conversion offerings, acquisitions in the Bank's market area, and the likely trading price of the newly issued stock.

        Feldman Financial Advisors, Inc. ("Feldman Financial") is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. An overview of Feldman Financial is presented in Exhibit V.

        In preparing our appraisal, we conducted an analysis of the Bank that included discussions with the Bank's management, the Bank's independent accountants, Crisp Hughes & Co., LLP, the Bank's Conversion counsel, Malizia, Spidi, Sloane & Fisch, P.C., and the Bank's offering manager, Trident Securities, Inc. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

        We also reviewed, among other factors, the economy in the Bank's primary market area and compared the Bank's financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

        Our appraisal is based on the Bank's representation that the information contained in the Form AC and additional evidence furnished to us by the Bank and its independent accountants are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value the assets or liabilities of the Bank. The valuation considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

        It is our opinion that, as of March 14, 1997, the estimated pro forma market value of the Bank was $5,800,000. The resulting valuation range was $4,930,000 at the minimum to $6,670,000 at the maximum, based on a range of 15 percent below and above the midpoint valuation. Assuming an addition 15 percent increase above the current maximum valuation would result in an adjusted maximum of $7,670,500.

        At the midpoint valuation, 580,000 shares would be offered at $10.00 per share. The minimum and maximum valuations are also offered at $10.00 per share, based on 493,000 and 667,000 shares, respectively. For purposes of marketing the stock offering, the adjusted maximum valuation of $7,670,500 has been rounded to $7,670,000, or 767,000 shares offered at $10.00 per share.

        Our valuation is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank's pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

        The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's operating performance and financial condition, management policies, and current conditions in the securities markets for thrift institution common stock. Should any such new developments or changes be material, in our opinion, to the Conversion valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                                Respectfully,

                                Feldman Financial Advisors, Inc.

                                By: Trent R. Feldman
                                    --------------------------------------------
                                       Trent R. Feldman
                                       President

                                TABLE OF CONTENTS

  TAB                                                                 PAGE
  ---                                                                 ----
         INTRODUCTION .............................................      1

I.       Chapter One - BUSINESS OF SECURITY FEDERAL
         General...................................................      4
         Financial Condition ......................................      8
         Income and Expense Trends ................................     15
         Asset and Liability Management ...........................     18
         Asset Quality ............................................     19
         Market Area ..............................................     22
         Summary ..................................................     26

II.      Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS
         General ..................................................     27
         Selection Criteria .......................................     29
         Recent Financial Comparisons .............................     32

 III.    Chapter Three - MARKET VALUE ADJUSTMENTS
         General ..................................................     38
         Earnings Prospects .......................................     39
         Market Area ..............................................     40
         Management ...............................................     40
         Dividend Policy ..........................................     41
         Liquidity of the Issue ...................................     42
         Subscription Interest ....................................     43
         Stock Market Conditions ..................................     44
         Recent Acquisition Activity ..............................     47
         New Issue Discount .......................................     49
         Adjustments Conclusion ...................................     52
         Valuation Approach .......................................     52
         Valuation Conclusion .....................................     56

                                 LIST OF TABLES

  TAB                                                                PAGE
  ---                                                                ----

     I.  Chapter One - BUSINESS OF SECURITY FEDERAL
         Table 1 -   Selected Financial Condition Data .............    8
         Table 2 -   Relative Balance Sheet Concentrations .........    8
         Table 3 -   Mortgage Loan Originations ....................   10
         Table 4 -   Composition of Loan Portfolio .................   10
         Table 5 -   Investment Portfolio ..........................   13
         Table 6 -   Deposit Composition ...........................   14
         Table 7 -   Summary of Operations .........................   15
         Table 8 -   Yield and Cost Summary ........................   16
         Table 9 -   Nonperforming Asset Summary ...................   20
         Table 10 -  Allowance for Loan Loss Summary ...............   20
         Table 11 -  Key Economic Indicators .......................   24
         Table 12 -  Deposit Trends ................................   25
         Table 13 -  Deposit Market Share ..........................   25

    II.  Chapter Two - COMPARISONS WITH PUBLICLY HELD THRIFTS
         Table 14 - General Information Summary /
                    Comparative Group Companies.....................   31
        Table 15 - Key Financial Comparisons / Security Fed
                   and the Comparative Group........................   33

 III.    Chapter Three - MARKET VALUE ADJUSTMENTS

         Table 16 - Comparative Stock Market Performance ...........   45
         Table 17 - Selected Interest Rate Benchmarks ..............   46
         Table 18 - Acquisition Summary of Tennessee Institutions...   48
         Table 19 - Recent Summary of Standard Thrift Conversions ..   50
         Table 20 - Comparative Valuation Analysis .................   53
         Table 21 - Comparative Discount and Premium Analysis ......   54

                                  INTRODUCTION

        As requested, Feldman Financial Advisors, Inc. ("Feldman Financial") has prepared an independent appraisal of the estimated pro forma market value of Security Federal Savings Bank (the "Bank") in connection with the simultaneous conversion of the Bank from the mutual to stock form of organization, the issuance of the Bank's capital stock to SFB Bancorp, Inc. (the "Holding Company"), and the offering of shares of common stock of the Holding Company (collectively referred to herein as the "Conversion"). This appraisal report is furnished pursuant to the Bank's regulatory filing of the Application for Approval of Conversion ("Form AC") with the Office of Thrift Supervision ("OTS").

        In the course of preparing this appraisal report, we reviewed and discussed with the Bank's management and independent accountants, Crisp Hughes & Co., LLP, the audited financial statements of the Bank's operations for the years ended December 31, 1995 and 1996. We also discussed the Conversion with the Bank's Conversion counsel, Malizia, Spidi, Sloane & Fische, and with the Bank's offering manager, Trident Securities, Inc. We also reviewed and discussed with management other financial matters of the Bank.

        Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Bank operates and assessed the Bank's relative strengths and weaknesses.

        We examined and compared the Bank's financial performance with selected segments of the thrift industry and selected publicly traded savings institutions. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular.

We included in our analysis an examination of the potential effects of the Conversion on the Bank's operating characteristics and financial performance as they relate to the estimated pro forma market value of the Bank.

        In preparing our valuation, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value the assets or liabilities of the Bank. The valuation considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

        Our valuation is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because such valuation is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

        The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial performance or management policies and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the

Conversion valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

                         I. BUSINESS OF SECURITY FEDERAL

                                     General

        The Bank is a federally chartered mutual savings bank located in Elizabethton, Tennessee. The Bank was founded in 1963 as a federally chartered mutual savings and loan association. The Bank adopted a federal mutual savings bank charter in 1990 and changed its name to its current title. The Bank is subject to regulation by the Office of Thrift Supervision ("OTS"), its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposits through the Savings Association Insurance Fund ("SAIF"). The Bank is a member of the Federal Home Loan Bank ("FHLB") of Cincinnati. As of December 31, 1996, the Bank had total assets of $46.6 million, total deposits of $40.8 million, and total equity of $4.7 million or 10.04% of total assets. The Bank exceeded all regulatory capital requirements as of December 31, 1996 with tangible and core capital ratios of 10.25% and a risk-based capital ratio of 20.19%.

        The Bank is a community-oriented financial institution engaged primarily in the business of attracting deposits from the general public and using those funds to originate residential mortgage loans in its primary market area. Elizabethton, where the Bank is headquartered, is located in Carter County in eastern Tennessee and is considered to be part of the Tri-Cities MSA (which includes areas around Kingsport and Johnson City, Tennessee, and Bristol, Virginia). Carter County had an estimated population of 53,334 in 1996. The Bank considers Carter County and its contiguous counties as its market area.

        The Bank traditionally has concentrated its lending activities on conventional first mortgage loans on one- to four-family residential properties ("Single Family Mortgages"), with such loans amounting to $29.7 million or 77.7% of total loans at December 31, 1996. The Bank also makes other real estate related loans, such as land, commercial real estate, construction and multi-family residential loans ("Other Mortgage Loans"), commercial business loans and consumer loans, primarily automobile loans (collectively, "Consumer and Commercial Loans"). As of December 31, 1996, Other Mortgage Loans were $5.1 million, or 13.2% of total loans, and Consumer and Commercial Loans were $3.5 million, or 9.1% of total loans.

        The Bank conducts operations from its main office and a branch office, both located in Elizabethton. The Bank has an automated teller machine ("ATM") at its branch office. The Bank's market offers a stable economy and expansion opportunities in the contiguous counties.

        The Bank offers both fixed-rate and adjustable-rate Single Family Mortgages for portfolio retention. Fixed-rate loans composed 90.8% of the Bank's Single Family Mortgage portfolio, while adjustable-rate loans accounted for 9.2% at December 31, 1996. The Bank has not sold mortgages into the secondary market, but will consider selling loans into the secondary market, if and when appropriate. In addition, the Bank originates and holds Other Mortgage Loans and Consumer and Commercial Loans, both of which can be either fixed or adjustable rate.

        The Bank's primary deposit gathering and loan origination activities are concentrated around its market area, which includes Carter County and adjacent counties. The Bank attracts loans through its branch offices and by advertising within its market area and does not utilize any outside loan originators. The Bank's operations are almost exclusively confined to its local market. The Bank's market area has experienced steady economic growth during recent years and it is generally anticipated that the market area will continue to experience relatively stable growth in the near term.

        The credit quality of the Bank's loan portfolio is generally excellent with non-performing loans measuring only 0.81% of total loans at December 31, 1996. The Bank's allowance for loan losses totaled $304,000 at year-end 1996, or 0.80% of gross total loans and 97.75% of non-performing loans. The Bank believes that its underwriting policies and credit monitoring systems are excellent and that the Bank can maintain its superior credit quality in the future. The allowance for loan losses will be continuously evaluated by management to assure that general and specific reserves adequately cover known and potential risk exposure.

        The Bank's returns on average assets ("ROAA") declined each year from 1.52% in 1993 to 0.57% in 1996. The decline in income from 1993 to 1994 was only $70,000, from 1.52% to 1.36% ROAA, and was due to a relatively large pre-tax provision for loan losses of $30,294 and a pre-tax reduction in non-interest income of $96,962. The decline was greater as ROAA decreased to 0.81% in 1995, due largely to an increase in interest expense of approximately $450,000, while interest income rose by less than $100,000. In 1996, the Bank's ROAA was reduced by $164,000 (after-tax) due to the one-time assessment levied by the FDIC on all SAIF-insured institutions to recapitalize the SAIF. Excluding this assessment, the Bank's net income for 1996 would have been $426,000 or a 0.93% ROAA, which is an improvement over the 0.81% ROAA in 1995. The improvement in adjusted earnings for 1996 was largely due to significantly increased net interest income and modestly increased fee income, while at the same time operating expenses (without the SAIF assessment) declined modestly.

        The Bank believes the Conversion will facilitate its ability to meet its strategic goals and objectives. The Conversion is intended to: (1) provide increased capital to support expansion of the Bank's operations; (2) provide future access to capital markets; (3) enhance the offering of financial products and services to customers; (4) help the Bank maintain a favorable competitive position relative to its immediate competitors; and (5) afford the Bank's depositors and others to become stockholders of the Holding Company and thereby participate more directly in the future performance of the Bank.

        The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Bank's economic and competitive environment and recent management initiatives. Exhibits I-1 and I-2 in the Appendix supplement this discussion. Exhibit I-1 summarizes the Bank's statements of financial condition at December 31, 1995 and 1996. Exhibit I-2 presents the Bank's statements of income for the years ended December 31, 1995 and 1996.

                               Financial Condition

        Table 1 and Table 2 present selected financial condition data as of December 31, in the years 1993 through 1996. Table 1 shows summary balances from the statement of financial condition and Table 2 displays relative balance sheet concentrations.

                                     Table 1
                        Selected Financial Condition Data
                         As of December 31, 1992 to 1996
                             (Dollars in Thousands)

         ============================================================================
                                                      As of December 31,
                                         --------------------------------------------

                                            1996         1995      1994       1993
         ----------------------------------------------------------------------------
         =============================== ========== =========== ========= ===========

             Total assets                  $46,579     $45,482   $44,330     $45,090
             Loan receivable, net           36,808      32,782    32,477      30,835
             Mortgage-backed securities (1)  5,768       7,299     2,857        --
             Investment securities           1,414       1,312     5,766      11,297
             Deposits                       40,765      40,637    39,301      40,796
             Total equity                    4,676       4,426     3,639       3,576
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       (1) Held for sale only; MBS held to maturity are included with Investment Securities

                                     Table 2

                      Relative Balance Sheet Concentrations

 III. As of December 31, 1992 to 1996

                            (Percent of Total Assets)

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                                                  As of December 31,
                                      ------------------------------------------
                                        1996      1995       1994       1993
================================================================================
  Assets
  Cash and securities                   18.2      25.2       24.0       29.0
  Loans receivable, net                 79.0      72.1       73.3       68.4
  Other assets                           2.7       2.8        2.7        2.7
                                       -----     -----      -----      -----
       Total assets                    100.0     100.0      100.0      100.0
                                       =====     =====      =====      =====

  Liabilities and Equity
  Deposits                                                              90.5
  FHLB advances                         87.5      89.3       88.7       90.5
  Other liabilities                      1.7       0.0        1.6        0.0
  Equity                                 0.7       0.9        1.6        7.9
                                       -----     -----      -----      -----
        Total liabilities and equity   100.0     100.0      100.0      100.0
                                      ======     =====      =====      =====
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Asset Composition
-----------------

        The Bank's asset growth was relatively flat between 1993 and 1996, as the Bank concentrated on building equity rather than asset growth. During the same period, net loans increased by $6.0 million and the ratio of loans to deposits increased substantially from 75.6% at year-end 1993 to 90.3% at year-end 1996 as the Bank decreased its investment portfolio and deployed those funds in higher yielding loans. The Bank's loans to total assets ratio increased each year from 1993 through 1996, and at December 31, 1996, the Bank's total loans were 79.0% of assets, or $36.8 million.

        Table 3 is a summary of the Bank's mortgage loan originations in 1995 and 1996. Single Family Mortgage originations increased from $3.6 million in 1995 to $4.7 million in 1996. Other Mortgage Loan originations increased from $1.6 million in 1995 to $3.1 million in 1995. The majority of the increase in Other Mortgage Loan originations was attributable to construction loan originations, which more than doubled from $0.7 million in 1995 to $2.0 million in 1996.

        Table 4 shows a summary composition of the Bank's loan portfolio as of December 31, 1995 and December 31, 1996. Single Family Mortgages have been the predominant component of the Bank's loan portfolio, but their concentration declined slightly over the past two years from 78.5% of loans at year-end 1995 to 77.7% of loans at year-end 1996. Other Mortgage Loans increased modestly from 12.5% of loans at year-end 1995 to 13.2% at year-end 1996, while Consumer and Commercial Loans increased only marginally from 8.9% to 9.1% of total loans.

                                     Table 3
                           Mortgage Loan Originations
                          At December 31, 1995 and 1996
                             (Dollars in Thousands)

===========================================================================================
                                                                         At December 31,
                                                                    1995            1996
===========================================================================================
   Total mortgage loans receivable at beginning of period          $30,187         $30,607
                                                                   -------         -------
   Loans originated:
     One- to four-family residential                                 3,643           4,683
     Construction                                                      764           1,984
     Commercial                                                        149             293
     Multi-family                                                      166             116
     Land                                                              489             705
                                                                  --------        --------
   Total mortgage loans originated                                   5,211           7,781
                                                                   -------         -------
   Mortgage loan principal repayments                              (4,791)         (3,618)
   Other                                                                 -            (60)
                                                                ----------        --------
   Net loan activity                                                   420           4,103
                                                                  --------         -------
   Total mortgage loans receivable at end of period                $30,607         $34,710
                                                                    ======          ======
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                                    Table 4
                          Composition of Loan Portfolio
                          At December 31, 1995 and 1996
                             (Dollars in Thousands)

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                                                                    At December 31,
                                                   1995                    1996
============================================================================================
                                               Amount    Percent          Amount    Percent
                                               ------    -------          ------    -------

Percent
  Type of Loans:
  Real Estate Loans:
    One- to four- family                      $26,396     78.53%         $29,653     77.67%
    Construction                                  724       2.15           1,125       2.95
    Commercial                                  1,173       3.49           1,288       3.37
    Multi-family residential                      780       2.32             912       2.39
    Land                                        1,534       4.56           1,732       4.54
  Commercial business loans                       660       1.96             558       1.46
  Consumer Loans:
  Automobile loans                              1,455       4.33           1,949       5.11
  Other                                           477       1.43             524       1.37
  Share loans                                     414       1.23             435       1.14
                                             --------   --------        --------   --------
        Total loans                            33,613     100.00%         38,176     100.00%
                                                          ======                     ======
  Less:

  Loans in process                                447                        942
  Deferred loan origination fees                  105                        122
  Allowance of loan losses                        279                        304
                                             --------                   --------
        Total loans, net                      $32,782                    $36,808
                                               ======                     ======

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        The Bank had land loans with aggregate outstanding balances of $1.7 million, or 4.5% of total loans at December 31, 1996. The Bank makes such loans to developers and builders who plan to develop the land for sale for residential housing construction.

        Commercial real estate loans totaled only $1.3 million or 3.4% of total loans as of year-end 1996. These loans are secured by churches, professional offices and other non-residential properties located within the Bank's market area. Commercial real estate loans generally do not exceed $250,000 and have terms no longer than 10 years.

        At December 31, 1996, construction loans amounted to a modest $1.1 million, or 2.9% of total loans. Substantially all construction loans were secured by residential properties in the Bank's local market area. Residential construction loans are made on one- to four-family residential property to the individuals who will be the owners and occupants upon completion of construction. These loans are made on a long-term basis and are classified as construction/permanent loans, usually with no principal payments required during the first six to eight months, after which the payments are set at an amount to amortize over the term of the loan. The Bank also makes loans to residential builders who have established business relationships with the Bank for the purpose of building homes for sale to a party after building has commenced. These loans typically are made for a term of twelve months, may not require principal payments during the period of the loan, and generally have a loan to value ratio no greater than 80%.

        Consumer loans totaled $2.9 million or 7.6% of total loans at year-end 1996. The majority of consumer loans is secured by automobiles, with other consumer loans consisting of home equity, farm, mobile home and demand loans secured by savings deposit accounts.

        Commercial business loans amounted to $0.6 million or 1.5% of total loans at year-end

1996. Commercial business loans generally include equipment loans, lines of credit and other business purpose loans, which generally are secured by either the underlying properties or by the personal guarantees of the borrower.

        The Bank is required under federal regulations to maintain a minimum amount of liquid assets. At year-end 1996, the Bank's average liquidity ratio of 5.08% exceeded the 5.0% required by OTS regulations. (The average liquidity rate at December 31, 1995, was 9.52%. The decrease in the average liquidity rate from 1995 to 1996 was the result of the one-time SAIF assessment and the increase in loan growth. It is the Bank's belief that upon completion of the Conversion, the liquidity ratio will increase.) The Bank uses investment securities to provide liquidity for funding loan originations or deposit withdrawals and to improve the match between the maturities and repricing of its interest-rate sensitive assets and liabilities.

        As shown in Table 5, the Bank's investment portfolio amounted to $7.3 million, or 15.6% of assets, at year-end 1996. Investments consisted of U.S. government and agency obligations, mortgage-backed securities issued by government-sponsored agencies, and political subdivision notes. As of year-end 1996, the Bank did not hold any instruments considered high-risk mortgage securities. An amount of negative $108,000, representing the net after-tax unrealized loss on investment securities classified as available-for-sale, was included as a separate component of the Bank's total equity at December 31, 1996.

                                     Table 5
                              Investment Portfolio
                          At December 31, 1995 and 1996
                             (Dollars in Thousands)

==============================================================================================
                                                                        At December 31,
                                                                        1995          1996
==============================================================================================
     Investment Securities:
     U.S. government and agency securities available for sale          $ 751         $ 599
     U.S. government securities                                          378           398
     Political subdivision notes                                         289           317
                                                                      ------        ------
        Total investment securities                                    1,418         1,314
                                                                       -----         -----

     Mortgage-backed Securities:
      GNMA                                                               954           812
      FHLMC                                                            3,067         2,300
      FNMA                                                             3,430         2,829
                                                                       -----         -----
        Total mortgage-backed securities                               7,451         5,941
                                                                       -----         -----
        Total                                                         $8,869        $7,255
                                                                       =====         =====
==============================================================================================



Liability Composition
---------------------

        Deposits and loan repayments are the major sources of the Bank's funds for lending and other investment purposes. Table 6 presents a summary of the Bank's deposits as of December 31, 1996. Certificates of deposit composed the largest category of the Bank's deposits, amounting to $31.7 million, or 77.6% of total deposits at year-end 1996. Passbook savings accounts totaled $4.5 million or 10.9% of total deposits, followed by NOW accounts at $3.0 million or 7.3%, and money market accounts at $1.6 million or 4.0%.

        The Bank only occasionally utilizes advances from the FHLB of Cincinnati to supplement its supply of lendable funds. At year-end 1996, the Bank had $800,000 of FHLB advances outstanding that consisted of a 90-day cash management advance with a 90-day term and a variable interest rate that was 5.85% at December 31, 1996.

                                     Table 6
                               Deposit Composition
                             As of December 31, 1996
                             (Dollars in Thousands)

==============================================================================================
                                                                           Minimum
                                                                           Balance
                                                               Minimum      as of     % of
                                                Interest       Balance     Dec. 31,   Total
  Deposit Category          Term                  Rate         Amount         1996
----------------------------------------------------------------------------------------------
  Now Accounts               None                 2.00%              $100  $ 2,904     7.12%
==============================================================================================
  Super Now                  None                 2.26%               100       83     0.20%
  Passbook savings           None                 3.00%                10    4,456    10.93%
  Christmas club             None                 3.75%                10       46     0.11%
  Money market accounts      None                 2.50%             2,500    1,622     3.98%

  Certificates of Deposit:
  Fixed Term,   Fixed Rate   91 day               4.25%               500      215     0.53%
  Fixed Term,   Fixed Rate   182 day              5.18%               500    5,054    12.40%
  Fixed Term,   Fixed Rate   1 year               5.50%               500    7,968    19.55%
  Fixed Term,   Fixed Rate   18 months            5.50%               500    1,074     2.63%
  Fixed Term,   Fixed Rate   2 year               5.75%               500      521     1.28%
  Fixed Term,   Fixed Rate   30 months            5.83%               500    1,868     4.58%
  Fixed Term,   Fixed Rate   4 year               5.83%               500      326     0.80%
  Fixed Term,   Fixed Rate   No longer offered    7.25%               500      300     0.74%
  Fixed Term,   Fixed Rate   IRA 18 months        5.50%                10    3,325     8.16%
  Fixed Term,   Fixed Rate   IRA 30 months        5.83%                10      348     0.85%
                             Negotiable           5.82% less than 100,000    3,094     7.59%
                             Negotiable           5.78%           100,000     7,561   18.55%
                                                                           --------   -----

                             Total                                         $40,765   100.00%
                                                                            ======   ======

==============================================================================================

Equity Capital
--------------

        The Bank has consistently maintained capital well in excess of regulatory requirements. At December 31, 1996, the Bank's total equity of $4.7 million was 10.0% of total assets. Included in the Bank's equity at year-end 1996 were net unrealized security losses of $108,000. The Bank's core and tangible capital ratios were 10.25%, higher than the respective regulatory requirements of 1.50% and 3.00%. The Bank's risk-based capital ratio was 20.25% as of December 31, 1996, as compared to the required ratio of 8.00%. As indicated earlier, the Bank's business strategy has included building capital levels rather than focusing on growth.

                            Income and Expense Trends

        Table 7 displays the components of income and expense for the years ended December 31, 1995 and 1996 in both dollars and as a percent of average assets. Table 8 displays weighted average yields and costs for the same periods.

                                     Table 7
                              Summary of Operations
                     Years Ended December 31, 1995 and 1996
                             (Dollars in Thousands)

==============================================================================================
                                                                     Year ended December 31,
                                                                       1995           1996
==============================================================================================
        Interest income                                               $3,401         $3,474
        Interest expense                                               1,981          1,977
                                                                       -----          -----
        Net interest income                                            1,420          1,497
                                                                       -----          -----
        Provision for loan losses                                         30             30
        Net interest income after provision for loan losses            1,390          1,467
                                                                       -----          -----
        Noninterest income                                               152            156
        General & administrative expense                                 957            940
        Special SAIF assessment                                           --            264
                                                                       -----          -----
        Income before taxes                                              585            419
        Income tax expense                                               221            157
                                                                      ------          -----

            Net income                                                $  364         $  262
                                                                      ======         ======

---------------------------------------------------------------------------------------------
                         As a Percent of Average Assets
---------------------------------------------------------------------------------------------

        Average assets ($ mil.)                                        $44.9          $46.0

        Interest income                                                 7.57%          7.55%
        Interest expense                                                4.41           4.29
                                                                        ----           ----
        Net interest income                                             3.16           3.25
        Provision for loan losses                                       0.07           0.07
                                                                        ----           ----
        Net interest income after provision for loan losses             3.10           3.19
        Noninterest income                                              0.34           0.34
        General & administrative expense                                2.13           2.04
        Special SAIF assessment                                          --            0.57
                                                                        ----           ----
        Income before taxes                                             1.30           0.91
        Income tax expense                                              0.49           0.34
                                                                        ----           ----
            Net income                                                  0.81%          0.57%


        Net income decreased from $364,000 in 1995 to $262,000 in 1996. Had the Bank not incurred the special one-time SAIF assessment, after-tax earnings would have increased by $164,000 to $426,000, such increase driven by a decline in interest expense and lower operating expenses.

                                     Table 8
                             Yield and Cost Summary
                      Year Ended December 31, 1995 and 1996

==============================================================================================
                                                                    Year Ended
                                                                    December 31,
                                                                 -------------------
                                                                 1995           1996
--------------------------------------------------------------------------------------
        Weighted Average Yields
        -----------------------
        Loans receivable                                         8.59%          8.40%
        Investment securities                                    5.00           4.73
        Interest earning deposits                                4.80           5.13
        FHLB stock                                               6.76           6.84
        Mortgage-backed securities                               5.78           5.78
               Total interest-earning assets                     7.81           7.80

        Weighted Average Costs
        ----------------------
        Passbook, NOW and money market accts.                    2.80           2.54
        Certificates of deposit                                  5.53           5.55
        FHLB advances                                            8.23           5.56
               Total interest-bearing liabilities                4.94           4.88

        Net Interest Spread                                      2.87%          2.92%
        Net Interest Margin                                      3.26%          3.36%

======================================================================================


        Net Interest Income: Net interest income increased by 5.4% from $1.4 million in 1995 to $1.5 million in 1996. The slight increase in net interest income is reflected in the small improvement in the net interest margin from 3.26% to 3.36%. Overall, average yields on assets remained about the same from 1995 to 1996. The average cost of FHLB advances declined significantly, from 8.23% in 1995 to 5.56% in 1996, and the average balance dropped from

$158,000 to $36,000, while average rates on deposits declined modestly and deposit balances increased by only 1.5%, causing an overall drop in the average cost of interest-bearing liabilities from 4.94% to 4.88%. Overall, the six basis points drop in the average cost of liabilities exceeded the one basis point decrease in average yield on assets.

        Provision for Loan Losses: The Bank's provision for loan losses was $30,000 in both 1995 and 1996. Historically, management has emphasized the Bank's loss experience over other factors in establishing the provision for loan losses. In addition, management reviews the allowance for loan losses in relation to the composition of the loan portfolio, the outlook for the general economic climate and loss expectations.

        Non-interest Income: The Bank's non-interest income increased by 2.6.%, from $152,000 in 1995 to $156,000 in 1996, and remained at 34 basis points in relation to average assets. Non-interest income generally comprised loan origination fees and service charges on deposits. The $4,000 increase in non-interest income for 1996 resulted from a $6,000 increase from services charges on demand accounts and loan fees, offset by a $2,000 loss incurred on the sale of mortgage-backed securities.

        Other Expenses: Core operating expenses, excluding the special one-time SAIF assessment, decreased from $957,000 in 1995 to $940,000 in 1996. (The special SAIF assessment was $264,000 in 1996.) The core operating expense ratio decreased from 2.13% of average assets in 1995 to 2.04% in 1996.

        Income Tax Expense: The Bank's income tax expense declined from $221,000 to $157,000 due to the decrease in earnings before taxes, such decrease largely attributable to the one-time SAIF assessment. The effective tax rate was 37.8% in 1995 and 37.5% in 1996. The Bank's expected statutory tax rate is 38.0% based on combined federal and state income taxes.

                         Asset and Liability Management

        The Bank's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating interest rates. The Bank has sought to reduce its earnings vulnerability to changes in market interest rates by limiting the maturity of fixed rate loans held to maturity. Because of the lack of market acceptance of adjustable rate loans, the Bank primarily originates fixed-rate real estate loans with maturities of no more than 15 years. The Bank relies on retail deposits as its primary external source of funds.

        The OTS provides a net market value methodology to measure the interest rate risk exposure of thrift institutions. This exposure is a measure of the potential decline in the net portfolio value ("NPV") of the institution based upon upward or downward movement in interest rates. NPV is computed as the present value of the expected net cash flows from an institution's assets and liabilities. Under proposed OTS regulations, an institution's "normal" level of interest rate risk in the event of a 200 basis point movement in interest rates is a decrease in the institution's NPV in an amount not exceeding 2.0% of the present value of its assets.

        At December 31, 1996, based on information provided by the OTS, it was estimated that the Bank's NPV would decrease 17%, 34%, 52% and 68% and increase 29%, 22%, 19% and 13% in the event of 1%, 2% 3% and 4% increases and decreases in market rates, respectively. Based on the above evaluations, the Bank's interest rate risk is somewhat greater than the amount treated as "normal" under the OTS regulations. The reason for the greater than normal interest rate risk is the high percentage of fixed-rate loans in the Bank's loan portfolio.

                                  Asset Quality

        The Bank's asset quality has been strong. Table 9 summarizes the Bank's nonperforming assets as of December 31, 1995 and 1996. The ratio of nonperforming assets to total assets was 0.80% at year-end 1996. The Bank had one property categorized as real estate owned, with a balance of $60,000 as of December 31, 1996. The Bank's ratio of delinquent loans to net total loans measured 1.5% at year-end 1996. At December 31, 1996, the Bank had no assets classified as doubtful or loss, but had loans classified as substandard and special mention in amounts equal to $349,000 and $11,000, respectfully. Table 10 summarizes the changes in the Bank's allowance for loan losses from 1995 to 1996. Loan loss reserves increased from $279,000 at year-end 1995 to $304,000 at year-end 1996, or from 0.83% to 0.80% of gross loans. Net loan charge-offs were minimal each year, $1,000 in 1995 and $5,000 in 1996.

                                     Table 9
                           Nonperforming Asset Summary
                        As of December 31, 1995 and 1996
                             (Dollars in Thousands)

==============================================================================================
                                                                    At December 31,
                                                                 -------------------
                                                                   1995         1996
-----------------------------------------------------------------------------------------------
       Loans accounted for on a nonaccrual basis:
       Real estate loans:
         One- to four-family residential                           $197         $235
         Commercial                                                   -           60
       Consumer                                                      10           16
                                                                   ----         ----
             Total nonaccrual loans                                 207          311
       Accruing loans which are contractually past due
         90 days or more:                                             -            -
                                                                 ------       ------
             Total nonperforming loans                              207          311
       Real estate owned                                              -           60
                                                                 ------         ----
       Total nonperforming assets                                  $207         $371
                                                                    ===          ===
       Nonaccrual and 90 days past due as a percentage

         of net loans                                              0.63%        0.84%
       Nonaccrual and 90 days past due as a percentage
         of total assets                                           0.46%        0.67%
       Total nonperforming assets as a percentage
         of total assets                                           0.46%        0.80%

=======================================================================================

                                    Table 10
                        Allowance for Loan Losses Summary
                        As of December 31, 1995 and 1996
                             (Dollars in Thousands)

======================================================================================
                                                                   At December 31,
                                                               ---------------------
                                                                  1995         1996
======================================================================================

       Total loans outstanding                                  $33,614      $38,176
                                                                 ======       ======
       Average loans outstanding                                $33,178      $36,437
                                                                 ======       ======

       Allowance at beginning of period                            $250         $279
       Provision                                                     30           30
       Recoveries                                                     -            -
       Charge-offs                                                   (l)          (5)
                                                                -------        -----
       Allowance at end of period                                  $279         $304
       Allowance for loan losses as a percent of total

           loans outstanding                                       0.83%        0.80%
       Net loans charged off as percent of average
           loans outstanding                                          -            -
       Ratio of allowance to nonperforming loans                  134.8         97.7

======================================================================================

                                   Properties

        At December 31, 1996, the net book value of the Bank's office property and equipment totaled $553,000 or 1.1% of assets. The Bank owns its main office, which was acquired in 1980, and its branch office, which was acquired in 1989. An ATM is installed at the branch location. The Bank also owns another property in Elizabethton, Tennessee, which consists of an adjacent paved parking area for Bank customers and employees and a single-family dwelling that the Bank rents for $400 per month.

                                   Market Area

        The Bank's main office and branch office both are located in the town of Elizabethton, Tennessee. Elizabethton is located in the eastern part of the state in Carter County, and its considered part of the greater Tri-Cities area. The Bank's market area consists of Carter County and adjacent counties. The area's economy is based on a mixture of agriculture (primarily tobacco, small grains and cattle) and manufacturing (primarily textiles, chemical, metal products and small industries), as well as a variety of service, wholesale and retail businesses and government agencies. Carter County has not experienced significant growth in recent years. However, the adjacent counties of Johnson, Unicoi, Washington and Sullivan have experienced higher growth. The Bank will look to the adjacent counties for growth opportunities.

        Table 11 displays selected demographic data for the United States, the state of Tennessee, the Tri-Cities MSA and Carter County. While Tennessee's population growth has been, and is expected to be, higher than that of the U.S., the Tri-Cities MSA and Carter County show a slower historical and projected population growth. This reflects the generally stable industrial base in the area and also the lower than average income levels in the area. Although projected population growth is expected to lag behind the U.S. and State averages, income levels are projected to grow somewhat faster than the U.S. and about the same as the State.

        Table 12 summarizes deposit market trends for Elizabethton and Carter County. Table 13 shows recent deposit trends for each of the banks and thrifts in Carter County. Total deposits in banks and thrifts in Carter County increased 5.3% from $400 million in 1994 to $421 million in 1996. Two institutions, Carter County Bank and Citizens Bank, each have more than 30% of the deposit market share in Carter County. The Bank ranks fourth out of five financial institutions, with almost 10% of the county's deposits. Carter County has five institutions (three banks and two thrifts) operating 17 branches. The Bank has concentrated its efforts at maintaining strong capital and high quality assets, rather than growing its assets size or market share. Therefore, the Bank has not grown as fast as the other banks in Carter County.

        In summary, the Bank's market area can be characterized as a region with low to moderate incomes, with modest population growth, and comparatively high expectations for per capita income growth. The region represents an attractive market with a stable economy that can be served by a community financial institution such as the Bank.

                                    Table 11
                             Key Economic Indicators
           United States, Tennessee, Tri-Cities MSA, and Carter County

==============================================================================================================
                                                             United                 Tri-Cities     Carter
   Key Economic Indicators                                   States     Tennessee      MSA         County
--------------------------------------------------------------------------------------------------------------
   Population
   ----------
   Total Population - 1996                                264,992,224    5,294,786     456,168       53,334
   5-year projection percent change                               4.9%         6.5%        3.5%         2.8%
   1990 - 1996 percent change                                     6.6%         8.6%        4.6%         3.6%

   Households
   ----------
   Total Households - 1996                                 98,935,240    2,048,281     183,246       21,480
   5-year projection percent change                               5.4%         7.5%        4.9%         4.2%
   1990 - 1996 percent change                                     7.6%        10.5%        7.4%         6.4%

   Per Capita Income
   -----------------
   Per Capita Income - 1996                                   $18,415      $16,699     $15,664      $13,311
   5-year projection percent change                              21.7%        28.1%       28.6%        27.4%
   1990 - 1996 percent change                                    27.9%        36.2%       37.1%        35.7%

   Average Household Income
   ------------------------
   Average Household Income - 1996                            $48,762      $42,754     $38,590      $32,241
   5-year projection percent change                              20.7%        26.7%       26.5%        25.6%
   1990 - 1996 percent change                                    26.7%        34.0%       33.5%        32.2%

   Median Household Income
   -----------------------
   Median Household Income - 1996                             $36,625      $31,616     $28,711      $24,366
   5-year projection percent change                              15.4%        21.2%       20.6%        20.7%
   1990 - 1996 percent change                                    21.7%        27.2%       28.1%        27.1%

   Average Household Income by Income Level - 1996
   -----------------------------------------------
   $ 0 - 24 K                                                    34.0%        39.9%       43.9%        51.2%
   $25 - 49K                                                     31.5%        31.8%       31.2%        31.7%
   $50K +                                                        34.5%        28.3%       24.9%        17.2%

   Annual Household Income by Income Level - Projected 2001
   --------------------------------------------------------
   $ 0 - 24 K                                                    29.1%        33.1%       36.5%        43.1%
   $25 - 49K                                                     28.6%        28.9%       29.1%        31.4%
   $50K +                                                        42.3%        38.0%       34.5%        25.5%

==============================================================================================================

Sources:  SNL Securities; Claritas

                                    Table 12
       Deposit Trends for Elizabethton, Carter County, and Tri-Cities MSA
                    For All Banks, Thrifts and Credit Unions
                        Deposit Data as of June 30th Date
                             (Dollars in Thousands)

=============================================================================================
                                                                '94-'96    1996      1996
                             1994         1995        1996      Percent   No. of   Avg. Deps
           Area            Deposits     Deposits    Deposits    Change    Offices  per Office
---------------------------------------------------------------------------------------------
   Ellizabethton            $359,950     $378,937    $374,908      4.2%       12     $31,242

   Carter County             437,488      463,154     467,970      7.0%       22      21,271

   Johnson City MSA        5,196,553    5,360,644   5,632,509      8.4%      220      25,602

=============================================================================================



                                    Table 13
                     Deposit Market Share for Carter County
               For Banks and Thrifts (and Excluding Credit Unions)
                         June 30, 1994 to June 30, 1996

=================================================================================================================
                                             1996                1995                1994              1994-1996
                                           -----------------   -----------------   ------------------------------
                             Number of     Deposits    % of    Deposits    % of     Deposits    % of    Growth
Institution Name             Branches Type  ($000s)   Total     ($000s)   Total      ($000s)   Total   Rate (%)
-----------------------------------------------------------------------------------------------------------------

Carter County Bank              6       B   $127,289    30.2%    $123,638   29.3%     $123,649   30.9%      2.9%

Citizens Bank                   6       B    134,075    31.8%     141,974   33.7%      126,424   31.6%      6.1%

Elizabethton                    2       T    109,114    25.9%     104,571   24.8%      100,461   25.1%      8.6%
Federal

First American                  1       B     10,728     2.5%      11,816    2.8%       10,187    2.5%      5.3%

Security                        2       T     40,355     9.6%      39,804    9.4%       39,640    9.9%      1.8%
                               --            -------    ----      -------   ----       -------   ----      ----
Federal

Total in Carter County         17           $421,561   100.0%    $421,803  100.0%     $400,361  100.0%      5.3%
===================================================================================================================

                                     Summary

        The Bank has benefited from the general decline and recent stability of interest rates. The Bank's asset size has remained relatively stable over the past four years because the Bank concentrated on building equity rather than asset growth. Over the same time period, the Bank deployed a greater percentage of its assets into loans and a lower percentage in investments, thereby steadily increasing the loans-to-deposits ratio. Although earnings declined from 1995 to 1996, adjusted earnings (excluding the one-time SAIF assessment) for 1996 would have been higher than earnings for 1995. The Bank's operating expense ratio trend was favorable, as the ratio was lower in 1996 than in 1995. The Bank's asset quality is excellent, and no significant changes in lending policy are contemplated; however, because of the high concentration of fixed rate loans in the Bank's portfolio, the Bank's interest rate profile carries some added risk. Achievement of the Bank's lending and deposit goals will be influenced greatly by local economic conditions. The Bank believes that its can continue its current operating strategies, expand lending into adjacent counties, and achieve its profit and growth goals.

                   II. COMPARISONS WITH PUBLICLY HELD THRIFTS

                                     General

        The comparative market approach provides a sound basis for determining estimates in going-concern valuations where a regular and active market exists for the stocks of peer institutions. The comparative market approach was utilized in valuing the to-be-issued common stock of the Bank because: (1) reliable market and financial data are readily available for comparable institutions; (2) the comparative market method is required by the applicable regulatory guidelines; and (3) other alternative valuation methods (such as income capitalization, liquidation analysis, or discounted cash flow) are unlikely to produce a valuation relevant to the future trading patterns of the issued stock. The generally employed valuation method in initial public offerings, where possible, is the comparative market approach and can be relied upon to determine initial market value in a thrift stock conversion.

        The comparative market approach derives a value from the trading patterns of selected peer institutions which, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings of thrifts are also examined to provide evidence of the "new issue discount" that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of the Bank with a comparable group of publicly held thrift institutions (the "comparative group"). Chapter III details the new issue discount we believe is appropriate to the Bank's offering.

        Exhibits II-1 through II-5 contain key financial comparisons of the Bank with the comparative group based on measures of profitability, income and expense components, yield-cost structure, capital levels, balance sheet composition, growth rates, and credit risk. Selection criteria utilized for purposes of determining the comparative group and a comparison of the Bank's financial performance with the comparative group are summarized on the following pages.

                               Selection Criteria

        Selected market price and financial performance data for thrifts listed on the New York and American Stock Exchanges and those thrifts traded on the over-the-counter ("OTC") markets listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") and OTC "electronic bulletin board" are shown in Exhibit IV-1. Several criteria, discussed below, were used to select the individual members of the comparative group from the overall universe of publicly held thrifts.

       -   Operating    characteristics    -   An    institution's    operating
           characteristics are the most important factors in selecting a comparative group because they affect investors' expected rates of return on a company's stock under various business/economic scenarios, and they influence the market's general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business and management strategies.

       - Degree of marketability and liquidity - Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market. We eliminated from the comparative group companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions. However, the expectation of continued industry consolidation is embedded in the thrift equity securities market.

       - Geographic Location - The region of the country where a company operates is also of importance in selecting the comparative group. The operating environment for savings institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates also can vary greatly within a region, particularly due to takeover activity.

        The Bank's operations are similar to those of a typical small thrift. Residential real estate loans are the most significant part of the Bank's portfolio, and only small concentrations of commercial and consumer-related loans are held in the Bank's portfolio. Lending is generally done in the local market area, and all loans are held for portfolio rather than being sold into the secondary market. The Bank is further characterized by its low level of nonperforming assets and strong capital ratio. Additionally, in determining the comparative group composition, we also focused on the Bank's solid profitability levels and high concentration of residential loans.

        Specifically, we initiated a search for thrifts in the Southeast and Midwest with total assets between approximately $25 million and $100 million, reporting a core return on average assets between 0.5% and 1.5%. We also gave additional consideration to thrifts whose post-conversion equity ratios are in the range of 10% to 25%, and we excluded companies with extraordinarily high capital ratios above 30%.

        A general overview of the 13 members selected for the comparative group is presented in Table 14. Twin City Bancorp, with total assets of $105 million, is the largest comparative group member and the only company located in Tennessee. Six companies are based in the bordering state of Kentucky. One company is based in each of the bordering states of North Carolina and Georgia. One company is located in West Virginia. The remaining three companies are in Indiana. While some differences inevitably exist between the Bank and the individual companies, we believe that the comparative group on the whole provides a meaningful basis of comparison for valuation purposes.

                                    Table 14
                           General Information Summary
                           Comparative Group Companies
                 As of the Latest Period Ended December 31, 1996

                                                                     Total   Equity/
                                                 No. of   Conv.     Assets    Assets
           Company               City     State  Offices  Date     ($mil.)     (%)
           -------               ----     -----  -------  ----     -------     ---

Security Federal Savings      Elizabethon   TN     2       --       46,579     10.04
Bank

Comparative Group
-----------------
Beckley Bancorp, Inc.         Beckley       WV     2    07/08/94    44,975     24.56
CCF Holding Company           Jonesboro     GA     3    07/12/95    88,509     14.84
CKF Bancorp, Inc.             Danville      KY     1    01/04/95    60,038     25.15
Fort Thomas Financial Corp.   Fort Thomas   KY     2    06/28/95    91,109     17.22
Home Financial Bancorp        Spencer       IN     1    07/02/96    39,030     20.14
Home Savings Bank             Siler City    NC     1    11/16/95    52,822     18.05
Kentucky First Bancorp, Inc.  Cynthiana     KY     2    08/29/95    87,874     17.15
Logansport Financial Corp.    Logansport    IN     1    06/14/95    77,668     19.86
PenFed Bancorp, Inc.          Falmouth      KY     1    03/24/95    28,615     17.34
Pioneer Financial             Winchester    KY     3    07/16/87    74,515     11.34
Corporation
Princeton Federal Bank, FSB   Princeton     KY     1    04/29/94    31,026     14.03
Sobieski Bancorp, Inc.        South Bend    IN     3    03/31/95    78,978     17.65
Twin City Bancorp             Bristol       TN     3    01/04/95   105,263     12.71


                          Recent Financial Comparisons

        Table 15  summarizes  certain  key  financial  comparisons,  detailed in
Exhibit II, between the Bank and the comparative group. Individual comparative company data are as of the latest available period for the 12 months ended December 31, 1996, except loan portfolio composition data are as of September 30, 1996 (the latest regulatory data available). The Bank's financial data are as of or for the 12 months ended December 31, 1996, on a pre-conversion basis.

        The Bank's ROAA was 0.57%, slightly less than the 0.67% average reported by the comparative group. The Bank's core earnings, which excludes the special SAIF assessment, measured 0.94%, similar to the 0.94 % comparative group average. Although the Bank's capital level is lower than that of the comparative group average, the Bank's low general and administrative expense and slightly higher other operating income offset the equity disadvantage. The Bank's core 9.56% return on average equity was higher than the corresponding average of 5.05% for the comparative group, largely because the Bank's pre-conversion equity is significantly lower than the post-conversion equity enjoyed by the comparative group.

        The Bank's net interest income of 3.25% relative to average assets was lower than the comparative group's average of 3.76%, due to higher interest expense. The Bank's net interest spread of 292 basis points was only slightly lower than the comparative group's average of 298 basis points. The Bank's 7.80% yield on earning assets was slightly higher than the 7.71% comparative group average. The Bank's 4.87% cost of funds was higher than the comparative group's average of 4.73%, reflecting the Bank's lower equity level. The Bank's balance of net interest-earning assets averaged 8.67% of total assets, well below the comparative group's average of 18.02%. This disparity also reflected the Bank's lower capital level.

                                    Table 15
                            Key Financial Comparisons
                   Security Federal and the Comparative Group
             As of the Latest Twelve Months Ended December 31, 1996

                                                                       Comp.
                                                   Security            Group
                                                   Federal            Average
                                                   -------            -------

Profitability
-------------
LTM Return on Average Assets                           0.45 %             0.47 %
Core Return on Average Assets                          0.76               0.70
LTM Return on Average Equity                           8.98               3.01
Core Return on Average Equity                         12.74               4.35

Income and Expense (% of avg. assets)
-------------------------------------
Total Interest Income                                  8.21               7.55
Total Interest Expense                                 4.59               3.92
Net Interest Income                                    3.62               3.63
Provision for Loan Losses                              0.12               0.10

Other Operating Income                                 0.39               0.36
Net Gains & Nonrecurring Income                        0.01               0.12

General & Administrative Expense                       2.70               2.82
Real Estate Expense (Income)                           0.00             (0.01)
Nonrecurring Expense                                   0.48               0.47

Yield-Cost Data
---------------
Yield on Earning Assets                                8.43               7.77
Cost of Funds                                          4.93               4.77
                                                      -----              ----
Net Interest Spread                                    3.50               3.00
-------------------                                    ----               ----
Asset Utilization (% of avg. assets)
Avg. Interest-earning Assets                          97.43              97.28
Avg. Interest-bearing Liabilities                     93.07              82.34
                                                     ------             -----
Net Interest-earning Assets                            4.36              14.94

                            Key Financial Comparisons
                   Security Federal and the Comparative Group
             As of the Latest Twelve Months Ended December 31, 1996

                                                                       Comp.
                                                   Security            Group
                                                   Federal            Average
                                                   -------            -------

Balance Sheet Composition (% of assets)
---------------------------------------
Cash and Securities                                   13.99 %            26.45 %
Loans Receivable, net                                 83.13              70.66
Real Estate                                            0.00               0.04
Intangible Assets                                      0.00               0.01
Other Assets                                           2.88               2.85

Total Deposits                                        80.99              73.82
Borrowed Funds                                        12.45              10.00
Other Liabilities                                      0.92               1.05
Total Equity                                           5.64              15.13

Loan Portfolio (% of total loans)
--------------
Residential Mortgage Loans                            64.37              71.95
Other Real Estate Mortgage Loans                      20.38              16.27
Nonmortgage Loans                                     15.25              11.78

Growth Rates
------------
Total Assets                                          22.53               5.43
Total Loans                                           36.14              11.35
Total Deposits                                        10.47               2.51

Credit Risk Ratios
------------------
Nonperforming Loans / Total Loans                      0.13               0.83
Nonperforming Assets / Total Assets                    0.11               0.89
Reserves / Nonperforming Loans                       459.57             134.78
Reserves / Total Loans                                 0.58               1.05


        The Bank's noninterest operating income totaled 0.34% in relation to average assets, surpassing the comparative group's average of 0.27%. The Bank had no gains and other nonrecurring income versus the comparative group's average of 0.06% over the past twelve months.

        The Bank's core operating expense ratio was 2.04%, significantly lower than comparative group's average of 2.82%. The Bank's nonrecurring expense (special SAIF assessment) measured 0.57% of average assets during the observed period, and was higher than the peer group's average of 0.46%.

        The Bank's holdings of cash and securities declined to 5.85% of total assets, which is much lower than the comparative group's ratio of 27.64%. Conversely, net loans receivable as a percent of assets increased to 79.02%, while the comparative group had a lower percentage at 69.78%. Only three individual companies in the comparative group, PenFed Bancorp, Fort Thomas Financial Corp., and CKF Bancorp had higher loan concentrations, which were of 91.8% 89.2%, and 88.6%, respectively. The Bank and the comparative group companies all show no intangible assets. The Bank's other assets at 0.07% of total assets was lower than the comparative group ratio of 2.52%.

        The Bank's high deposit concentration at 87.5% of assets versus the comparative group's average of 73.6% reflected the Bank's lower capital position. The Bank's level of borrowings outstanding at 1.7% of assets was lower than the comparable group's average of 7.6%. However, the Bank's equity level at 10.04% was below the comparative group's average of 17.70%. A majority of the comparative group companies consists of thrifts that converted to stock form within the past two years, a period characterized by robust stock market conditions and infusion of substantial offering proceeds. Given its strong level of pre-conversion equity, the Holding

Company is expected to emerge with a pro forma post-conversion capital ratio between 17.08% and 19.49% of assets. The Holding Company's post-conversion equity level will be higher than the comparative group average, and should rival that of six comparative group companies -Logansport Financial Corp. (19.86%), Home Savings Bank (18.05%), Sobieski Bancorp, Inc. (17.65%), PenFed Bancorp (17.34%), Fort Thomas Financial (17.22%) and Kentucky First Bancorp (17.15%). Four of the other companies in the comparative group show lower capital ratios than the pro forma results for the Bank and three show higher capital ratios.

        Asset quality at the Bank was strong with nonperforming assets totaling 0.80% of total assets. In contrast, the comparative group's average nonperforming assets ratio was only slightly stronger, at 0.76%. The Bank's ratio of reserves to nonperforming loans at 97.75% was significantly lower than that of the comparative group's average of 149.54%; however, the level of nonperforming assets at the Bank and among the comparative group is relatively low, and therefore, small differences in reserve amounts can create large percentage variations. In relation to total gross loans, the Bank's reserve ratio at 0.80% trailed the comparative group's average of 1.19%.

        The Bank's loan portfolio has a higher level of residential mortgages composing 77.7% compared to the comparative group's average of 72.9%. Conversely, the Bank's other mortgage loans at 13.2% and nonmortgage loans at 9.1% of total loans were somewhat lower than the comparative group's average ratios, which were 15.1% and 12.0%, respectively.

        In summary, the Bank's earnings performance generally matched that of the comparative group despite the fact that the Bank operated from a relative capital disadvantage. The Bank's lower operating expenses and higher other operating income offset its higher interest expense. The Bank's cash and securities portfolio percentage was significantly lower than that of the comparative group average, while net loans receivable were significantly higher, also boosting the Bank's yield on assets. The Bank's reserve ratio in relation to total loans trailed the comparative group's average, while the Bank showed a higher percentage of residential mortgages than the comparative group average.

                          III. MARKET VALUE ADJUSTMENTS

IV.  General

        This concluding chapter of the appraisal identifies certain additional adjustments to the Bank's estimated pro forma market value relative to the comparative group identified in Chapter II. Adjustments also are necessary to reflect the equity market's likely reception of a new thrift stock offering. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly held thrift institutions and relative to alternate investments.

        The market value adjustments are based on certain financial and other criteria, which include, among other factors:

                             (1)   Earnings Prospects
                             (2)   Market Area
                             (3)   Management
                             (4)   Dividend Policy
                             (5)   Liquidity
                             (6)   Subscription Interest
                             (7)   Stock Market Conditions
                             (8)   New Issue Discount


        The final section of this chapter identifies the Holding Company's estimated pro forma market value and compares the resulting company with members of the comparative group and the all public thrift aggregate with respect to market valuation ratios.

Earnings Prospects
------------------

        Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to leverage the balance sheet. Each of the foregoing is an important factor to investors in assessing earnings prospects. The Bank's core earnings profitability during recent years was fueled by an improved net interest margin owing to lower interest rates and increased loan production. While economic conditions in the Bank's market area are anticipated to remain favorable, an unexpected downturn could suppress the Bank's ability to grow, disrupt asset quality, and strain core earnings.

        The Bank's operating expense ratio was below the comparative group's average and is likely to remain relatively low after the Conversion because no significant changes to operations or operating strategy are contemplated except those costs associated with being a public company and with compensation-related stock benefits.

        The Bank's funding requirements face pressure in the form of continued intense competition for retail deposits from other financial institutions and alternative investments. However, the Bank has a historically stable retail deposit base and borrowing capacity available to provide for funding shortfalls that might occur.

        Overall, the Bank's recent core return on assets approximated that of the comparative group, while its net interest income was lower than the comparative group average because of higher interest expense. Because of its lower pre-conversion capital, the Bank's return on equity was significantly higher than the comparative group average. Return on equity, however, can be expected to decline after the conversion when capital is increased.

        The Bank's earnings compare favorably with those of the comparative group. The high percentage of fixed-rate residential mortgages in the Bank's portfolio results in a higher interest rate risk exposure for the Bank. Generally, the comparative group companies have reported solid earnings and have somewhat more diversified loan portfolios, which potentially can result in higher credit risk but with an offsetting lower interest rate risk. Because earnings approximate that of the comparative group, we do not believe an additional valuation adjustment is necessary for earnings. We do note, however, that interest rate volatility appears to be increasing and thus can impact the earnings outlook.

Market Area
-----------

        There were no comparable publicly held thrift institutions located within the Bank's immediate market area. As a result, we chose institutions with similar operating profiles located in the Southeast and Midwest regions of the country. Most of the comparative group companies are based in small towns and operate one or two offices. We do not believe that, on the whole, the market area conditions of the comparative group are conspicuously different from that facing the Bank. Accordingly, we believe that no adjustment is warranted for market area considerations.

Management
----------

        Management's principal challenge is to generate profitable results, monitor credit risks, and control operating costs as the Bank carries out its business plan. The Bank's management has demonstrated its effectiveness in operating the Bank in a safe, sound and profitable manner. The Bank's President has served in that position since 1963 and has amassed substantial business contacts in the local market area. The President is 77 years of age, and the Bank's operations depend to a considerable degree on the President. The Board currently is seeking to attract and retain additional management either as successor or supplement to the President. If the President were to vacate his position, changes or disruptions in operating strategy could result that may affect the Bank's profitability. Currently, however, we assume that the Bank has sufficient managerial resources in place to implement its operating goals and objectives. Like most small institutions, senior management staffing at the Bank is, by necessity, lean. We have taken into account the present management profile of the Bank in making our valuation adjustments.

Dividend Policy
---------------

        The Holding Company's Board of Directors intends to adopt a policy of paying regular cash dividends following consummation of the Conversion. The Holding Company expects initially to pay semi-annual dividends on the shares at a rate of 3% annually based on the $10.00 per share offer price, commencing after December 31, 1997. However, no assurance can be given for any dividend payment. Actual declarations and payments of dividends will depend upon a number of factors, including the amount of the net proceeds retained by the Holding Company, capital requirements, regulatory limitations, financial operating results, and general economic conditions. All the companies in the comparative group pay a dividend, and the average dividend yield for the comparative group is 2.64%. It is reasonable to believe that investors will anticipate a regular stream of dividend payments following the Conversion given the expected profitability and capitalization of the consolidated Holding Company. The dividend intent calls for a yield relatively similar to that of the comparative group. Therefore, we do not believe an adjustment is warranted for dividends.

Liquidity of the Issue
----------------------

        Following the completion of the Conversion, the Holding Company anticipates that its common stock will be traded on the Nasdaq SmallCap Market, which requires that at least two market makers make, or agree to make, a market in the stock. If the common stock cannot be listed on the Nasdaq SmallCap Market, it is expected to be quoted and traded on the OTS "Electronic Bulletin Board" or the National Quotation Bureau, Inc., "Pink Sheets." The marketing agent for the Bank's stock offering intends to make a post-Conversion market in the common stock and the Holding Company expects that before the Conversion is completed it will obtain a commitment from another market maker. However, due to the relatively small market capitalization, it is questionable whether an active and liquid trading market will develop or be maintained.

        The liquidity of thrift stocks, as with all securities, has a significant impact on their market valuation performance. The comparative group contains seven companies listed on NASDAQ and one listed on the American Stock Exchange. Of the remaining five companies, one is traded through the OTC Bulletin Board and the other four have market price quotations reported from the Pink Sheets of the National Quotation Bureau.

        While many small-cap thrift and bank stocks have moved from pure pink sheet status to the OTS Bulletin Board in order to increase liquidity, discounts to exchange-listed stocks are still apparent, as are volatile bid-ask spreads. In addition, a meaningful portion of the Holding Company's common stock is expected to be owned by insiders and employee-related stock plans, thereby further limiting the stock's liquidity. Prospective buyers and sellers of stock may not be able to execute trades at representative prices when desired. Given the active and regular trading volumes exhibited by a majority of the comparative group members, we believe the

Holding Company's estimated pro forma value should be discounted to reflect the likely lack of stock liquidity following the Conversion.

Subscription Interest
---------------------

        In recent years, initial public offerings of thrift stocks have attracted a great deal of investor interest. During 1996, increased pro forma valuations and more restrained aftermarket performance did little to deter investors from actively participating in thrift stock conversions. Almost two-thirds of the conversions in 1996 were oversubscribed by depositors alone, with no shares remaining for community offerings. Contributing to this huge demand is the growing scarcity factor of mutual candidates for thrift stock conversions. The number of conversion offerings annually and aggregate amount of gross proceeds annually have declined over past years.

        The visibility of thrift conversions moved to the forefront once again in late 1996 and early 1997 with the conversion of Roslyn Savings Bank, which received orders totaling approximately $1.7 billion for an offering that was closed at $424 million. Notwithstanding the demand for thrift stocks in initial offerings, a strong subscription does not always indicate that the valuation range should be increased or the offering should be priced in the upper-end of the valuation range. Many conversion investors do not routinely purchase in the aftermarket, particularly at higher stock prices or involving stock issues with limited liquidity. As such, absent actual results of the Bank's subscription offering, we do not believe any adjustment is warranted at this time.

Stock Market Conditions
-----------------------

        Table 16 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts as compared to the Standard & Poor's 500-Stock Index ("S&P 500") over the past two years. The SNL Thrift Index substantially outperformed the S&P 500 during this period, advancing by 49.6% since year-end 1995 as compared to the broader market index up 28.4%. The index of smaller public thrifts (less than $250 million in assets) markedly trailed the overall thrift performance, increasing by only 18.1%. The stock market performance of smaller public thrifts did not enjoy the beneficial impact of greater liquidity or the visible attractiveness of acquisition speculation favoring the larger counterparts.

        Table 17 graphically depicts selected interest rates over the past two years. General market interest rates declined throughout 1995 and propelled the stock market to new heights. Interest rates turned upward during the first half of 1996, responding to concerns about inflationary pressures. Thrift stocks, which had significantly outperformed the overall market in 1995, trailed the broader market through mid-year of 1996. However, as interest rates declined modestly and stabilized during the second half of 1996, thrift stocks regained momentum and were sparked additionally by another wave of mergers and acquisitions. Resolution of the SAIF recapitalization appeared to break a logjam that resulted in the announcements of a number of acquisitions of relatively large thrifts.

        Speculation about higher rates and the sustainability of thrift stock valuations stalled the rally in late 1996. The market sell-off was prompted in part as reaction to suggestions from the Federal Reserve Chairman that the stock market was overheated and that the central bank might raise rates to head off inflation. However, a flurry of merger activity in early 1997 pumped further speculative fervor into thrift stocks. This latest round of merger activity included the

Table 16 - GRAPH SHOWING "COMPARATIVE STOCK MARKET PERFORMANCE"

                                [GRAPHIC OMITTED]

Table 16 graphically displays the performance of the SNL Thrift Index of all publicly traded thrifts as compared to the Standard & Poor's 500-Stock Index ("S&P 500") over the past two years.

Table 17 -GRAPH SHOWING "SELECTED INTEREST RATE BENCHMARKS"

                                  [GRAPHIC OMITTED]

Table 17 graphically  depicts selected  interest rates over the past two years.

nation's three largest thrifts involved in an unsolicited takeover battle and pushed the SNL Thrift Index upward to new highs. Notwithstanding the spillover effect of merger activity, many stock analysts believe that the financial sector is headed for a near-term slowdown as valuation multiples reach record peaks. However, operating fundamentals remain strong enough to avert a major correction independent of the overall market.

Recent Acquisition Activity
---------------------------

        Acquisition speculation is one factor impacting the prices of newly converted thrifts in the aftermarket. Table 18 summarizes the acquisition activity involving thrifts and banks based in Tennessee. Overall acquisition premiums for Tennessee institutions are generally similar to the ratios reported nationwide. During the past two years, there were 14 acquisitions of Tennessee banks and 4 acquisitions of Tennessee thrifts. The acquirers consisted of in-state commercial banks and several out-of-state banks.

        Two of the state's largest banks, Union Planters Corporation and First American Corporation, have been the most active acquirers. Union Planters completed a large acquisition through its purchase of the state's largest thrift, Leader Financial Corporation. Thrift acquisition activity in Tennessee has been restrained by the limited volume of available product. Of approximately 23 independent thrifts in Tennessee, there is only one publicly traded thrift, and many of the larger thrifts remain in mutual form. The Bank aims to maintain a strong community-based focus and has indicated no desire to seek a sale of the institution in the near future. Therefore, given these considerations, we do not believe acquisition premiums are a significant factor to consider in determining the Holding Company's estimated pro forma market value.


                                                             Table 18
                                           Acqusition Summary of Tennessee Institutions
                                                Transactions Announced Since 1995


                                                      Seller's Prior Financial Data                           Offer Value to
                                                     ---------------------------                        ---------------------------
                                                     Total  TanEq./ YTD    YTD                   Deal    Book  Tang.   LTM  Total
                        B/T                     B/T  Assets Assets  ROAA   ROAE   Date    Status Value   Value Book    EPS Assets
      Buyer        St.  (1)        Seller       (1)   ($M)   (%)    (%)    (%)   Anncd.   (2)    $M)     (%)    (%)    (x)   (%)
      -----        ---  ---        ------       ---   ----   ---    ---    ---   ------   ---    ---     ---    ---    ---   ---

Overall Average                                        306   8.14   0.92  11.26    --      --    53.2   189.1  194.2  19.37  15.61
Bank Seller Average                                    121   8.24   0.90  10.87    --      --    21.1   189.4  192.7  20.18  15.63
Thrift Seller Avearage                                 953   7.81   1.01  12.66    --      --   157.4   188.4  198.5  17.15  15.58

Union Planters Corp TN   B   Citizens of         B     58    6.99   1.01  13.97 12/13/96   P       NA      NA     NA     NA     NA
                             Hardeman
First American      TN   B   Hartsville          B     91    5.81   0.59   8.70 10/11/96   C     12.0   209.7  245.2  21.47  13.12
Corp                         Bancshrs
Union Planters Corp TN   B   SBT Bancshares      B     97   12.77   1.62  12.46 10/09/96   P     21.7   174.4  174.4  16.19  22.27
First Commercial    AR   B   W.B.T. Holding Co.  B    274    6.35   0.76  13.07 10/04/96   C     45.0      NA     NA     NA     NA
Crp
Chester County      TN   B   Southwest TN        B     32    5.93   1.01  16.92 04/05/96   C      2.8      NA     NA     NA     NA
Bcshs                        Bncshrs
Union Planters      TN   B   Leader Financial    T  3,099    7.97   1.38  17.01 03/08/96   C    504.7   192.5  192.5  13.05  16.29
Corp                         Crp
Union Planters Corp TN   B   Franklin Financial  T    136    8.19   0.69   6.87 03/06/96   C     20.8   152.5  188.9  23.29  15.31
Peoples First Corp  KY   B   Guaranty FSB        T     55    5.47   0.82  15.13 02/20/96   C      6.6   219.7  219.7  17.60  12.03
Sharon Bancshares   TN   B   Weakley County      B     39    8.30   0.93  11.90 10/12/95   C      5.6   174.8  174.8  16.37  14.51
                             Bcshs
First South Bancorp TN   B   West TN Bancorp     B     34    8.84   0.52   5.58 10/01/95   C      4.0   177.0  177.0  15.63  11.61
Greene County       TN   B   Premier Bancshares  B     23    8.99   1.16  13.27 09/09/95   C      3.1   184.2  184.2  11.76  13.67
Bncshrs
First Union Corp    NC   B   Brentwood Nat'l     B    113   10.79   1.08   9.47 07/18/95   C     24.0   197.1  197.1  22.86  21.28
                             Bank
Pioneer Bancshares  TN   B   Sweetwater Valley   B    168   12.18   1.10   8.84 07/13/95   C     23.0   111.4  112.2  11.39  13.65
First American Corp TN   B   First City Bncrp    B    348    5.84   0.36   6.81 07/05/95   C     54.9   253.5  253.5  35.19  15.79
BancorpSouth, Inc   MS   B   Wes-Tenn Bancorp    B    288    8.74   1.17  13.05 06/16/95   C     62.7   249.5  249.5  19.46  21.79
BancorpSouth, Inc   MS   B   Shelby Bank         B     22    6.46   0.36   5.12 04/12/95   C      2.6   186.7  186.7  38.24  12.05
Union Planters Corp TN   B   First State Bancorp B    106    7.37   0.92  12.97 02/24/95   C     12.9   165.0  165.0  13.38  12.17
First American Corp TN   B   Heritage Federal    T    522    9.60   1.13  11.62 02/21/95   C     97.4   188.8  192.7  14.66  18.68



-----------------------------

(1)  B=bank; T=thrift.
(2)  P=pending; C=completed.

New Issue Discount
------------------

        A "new issue" discount that reflects investor concerns and investment risks inherent in all initial stock offerings is a factor to be considered in valuations of initial thrift stock offerings. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices, as investors require larger inducements, and narrows during strong market conditions.

        The thrift conversion market continues to respond to the aftermarket performance of recent offerings. Table 19 presents a summary of standard thrift conversions during 1996 and 1997 year-to-date. The aftermarket performance of thrift conversions was more subdued through the first half of 1996, similar to the thrift stock market overall. As the thrift market regained momentum during the second half of 1996, aftermarket performance improved even as pro forma valuations were increased. Recently, the thrift conversion market has proven to be resilient, with the typical offering selling out in the subscription phase and being priced at or near the upper end of the valuation range. With valuations increasing to reflect the strength of recent offerings, it is uncertain when the market will reach its tolerance for higher valuations accompanied by the prospect of companies generating lackluster returns on equity. Aftermarket performance flourished initially in 1997; however, no thrift conversion has been completed in February and March 1997, when the market's historically high valuation became subject to active and regular challenge.

        In the aftermarket, full conversions have been trading upward to near 90%. To price a new offering at 90% of pro forma book value, because of the arithmetic of the calculation, would require very large increases in valuations and produce very marginal returns on equity. This


===========================================================================================================================
                                                         Table 19
===========================================================================================================================
                                      Recent Summary of Standard Thrift Conversions
                                 Offerings by Publicly Traded Companies in 1996 and 1997

                                                                 Pre-Conversion Data         Pro Forma Ratios       After-Market
                                                                 --------------------- ------------------------------------------
                                                 Initial  Gross  Total  TanEq./  YTD   Price/ Price/ Price/  Price/  1-Day  1-Mo.
                                        Conv.    Price Offering  Assets Assets   ROA   Book   TanBk.  EPS    Assets  Chg.   Chg.
         Company                 State   Date    ($)     ($M)    ($M)   (%)      (%)    (%)    (%)    (%)     (%)    (%)    (%)
         -------                 -----   ----    ---      ----   ----    ---     ---    ---    ---    ---     ---    ---    ---

Average                          --    --        --        40.6    239  10.88    0.59   71.2   71.2   16.8    16.1   15.4   17.8

Empire Federal Bancorp, Inc.     MT    01/27/97  10.00     25.9     87  18.29    0.72   68.1   68.1   21.5    23.0   32.5   37.5
FirstFed America Bancorp, Inc.   MA    01/15/97  10.00     87.1    724   6.41    0.76   72.0   72.0   13.6    10.7   36.3   48.8
Roslyn Bancorp, Inc.             NY    01/13/97  10.00    423.7  1,597  14.18    1.21   72.0   72.0    9.3    21.0   50.0   60.0
Advance Financial Bancorp        WV    01/02/97  10.00     10.8     92   6.75    0.48   71.1   71.1   16.8    10.6   28.8   40.0
Home City Financial Corp.        OH    12/30/96  10.00      9.5     56   9.46    0.98   71.2   71.2   13.7    14.6     NA   35.0
Century Bancorp, Inc.            NC    12/23/96  50.00     20.4     81  13.83    0.86   72.1   72.1   18.9    20.0   25.3   30.3
Southern Community Bancshs.      AL    12/23/96  10.00     11.4     64   9.09    0.90   74.4   74.4   14.5    15.0   30.0   35.0
Big Foot Financial Corp.         IL    12/20/96  10.00     25.1    195   6.98    0.11   72.7   72.7   33.1    11.4   23.1   38.8
River Valley Bancorp             IN    12/20/96  10.00     11.9     87   7.59    0.30   73.0   73.0   15.2    12.1   36.9   50.0
PS Financial, Inc.               IL    11/27/96  10.00     21.8     54  21.91    2.06   71.9   71.9   17.2    29.0   16.4   25.0
Carolina Fincorp, Inc.           NC    11/25/96  10.00     18.5     94   9.18    0.64   77.0   77.0   17.2    16.4   30.0   36.3
Delphos Citizens Bancorp, Inc.   OH    11/21/96  10.00     20.4     88  12.27    1.10   72.2   72.2   14.6    18.8   21.3   20.6
Fulton Bancorp, Inc.             MO    10/18/96  10.00     17.2     85  10.66    0.75   72.5   72.5   14.6    16.7   25.0   47.5
Chester Bancorp, Inc.            IL    10/08/96  10.00     21.8    135   8.69    0.73   72.1   72.1   18.8    13.9   29.4   26.3
South Street Financial Corp.     NC    10/03/96  10.00     45.0    167  12.41    0.36   76.3   76.3   26.1    21.2     NA   23.8
AFSALA Bancorp, Inc.             NY    10/01/96  10.00     14.5    133   6.16    0.49   71.7   71.7   13.7     9.9   13.8   15.6
CBES Bancorp, Inc.               MO    09/30/96  10.00     10.3     86   9.15    0.58   61.1   61.1   13.2    10.6   26.3   32.5
Westwood Homestead Fin. Corp.    OH    09/30/96  10.00     28.4     97  14.68  (0.21)   73.8   73.8     NA    22.7    7.5    5.0
Home Bancorp of Elgin, Inc.      IL    09/27/96  10.00     70.1    305  12.05    0.78   72.6   72.6   24.9    18.7   18.1   26.3
Peoples Financial Corp.          OH    09/13/96  10.00     14.9     78  12.87    0.29   64.3   64.3   28.6    16.0    8.8   27.5
Park Bancorp, Inc.               IL    08/12/96  10.00     27.0    159  11.03    0.11   66.7   66.7   26.2    14.5    2.5    5.0
Acadiana Bancshares, Inc.        LA    07/16/96  12.00     32.8    225   7.86  (0.43)   71.9   71.9     NA    12.7    0.0    3.1
Pennwood Bancorp, Inc.           PA    07/15/96  10.00      6.1     42   9.77    0.81   67.5   67.5   14.5    12.8  (5.0)  (3.8)
Mitchell Bancorp, Inc.           NC    07/12/96  10.00      9.8     28  21.45  (0.40)   70.0   70.0     NA    25.8     NA   10.0
Ocean Financial Corp.            NJ    07/03/96  20.00    167.8  1,036   8.91    0.80   71.2   71.2   13.4    13.9    6.3    5.0
Home Financial Bancorp           IN    07/02/96  10.00      5.1     33   9.85    0.92   68.0   68.0   11.4    13.1    2.5    5.0
Eagle BancGroup, Inc.            IL    07/01/96  10.00     13.0    151   7.63  (0.05)   58.4   58.4     NM     7.9   12.5   11.3


                                                   Table 19 (continued)
                                      Recent Summary of Standard Thrift Conversions

                                                                 Pre-Conversion Data         Pro Forma Ratios       After-Market
                                                                 --------------------- ------------------------------------------
                                                 Initial  Gross  Total  TanEq./  YTD  Price/ Price/ Price/  Price/   1-Day  1-Mo.
                                        Conv.    Price Offering  Assets Assets   ROA  Book   TanBk.    EPS  Assets   Chg.   Chg.
         Company                 State   Date             ($M)           (%)     (%)    (%)    (%)    (%)     (%)    (%)    (%)
         -------                 -----   ----             ----           ---     ---    ---    ---    ---     ---    ---    ---
                                                 ($)             ($M)

First Lancaster Bancshares       KY    07/01/96  10.00      9.6     35  13.69    0.80   74.7   74.7   18.5    21.3   35.0   37.5
Provident Financial Holdings     CA    06/28/96  10.00     51.3    571   6.69    0.30   62.4   62.4   19.9     8.2    9.7    1.3
Prestige Bancorp, Inc.           PA    06/27/96  10.00      9.6     92   7.82    0.18   63.5   63.5   28.8     9.5    3.8  (2.5)
Wayne Bancorp, Inc.              NJ    06/27/96  10.00     22.3    208   8.32    0.46   62.1   62.1   18.9     9.7   11.3   12.5
Dime Community Bancorp, Inc.     NY    06/26/96  10.00    145.5    665  12.04    0.92   71.1   71.1   15.5    17.9   16.9   18.8
Mechanics Savings Bank           CT    06/26/96  10.00     52.9    662   3.58  (2.14)   72.0   72.0     NA     7.4   15.0   12.5
CNS Bancorp, Inc.                MO    06/12/96  10.00     16.5     85  10.75    0.22   71.3   71.3   24.4    16.2   10.0   15.0
Lexington B&L Financial Corp.    MO    06/06/96  10.00     12.7     50  14.40    1.17   71.1   71.1   20.8    20.2  (5.0)    1.3
First Federal Bancshares         AR    05/03/96  10.00     51.5    454   7.77    0.91   65.0   65.0   10.5    10.2   30.0   36.9
Citizens First Financial Corp.   IL    05/01/96  10.00     28.2    228   5.99    0.53   75.3   75.3   15.7    11.0    5.0    1.3
Reliance Bancshares, Inc.        WI    04/19/96   8.00     20.5     32  29.81    1.23   74.6   74.6   32.3    38.9    4.7  (0.7)
Catskill Financial Corp.         NY    04/18/96  10.00     56.9    230  12.46    0.79   74.0   74.0   18.6    19.8    3.8    3.8
Yonkers Financial Corporation    NY    04/18/96  10.00     35.7    208   7.57    0.72   77.2   77.2   15.9    14.6  (2.5)  (0.6)
Green Street Financial Corp.     NC    04/04/96  10.00     43.0    151  14.72    1.21   73.1   73.1   14.6    22.2   28.8   23.1
FFD Financial Corp.              OH    04/03/96  10.00     14.5     59  13.41    0.86   71.9   71.9   25.4    19.8    5.0    3.1
AMB Financial Corp.              IN    04/01/96  10.00     11.2     69   8.93    0.56   72.9   72.9   17.9    14.0    5.0    5.0
1st Bergen Bancorp               NJ    04/01/96  10.00     31.7    223   6.35    0.32   77.1   77.1   21.0    12.5    0.0  (3.8)
London Financial Corporation     OH    04/01/96  10.00      5.3     34   9.44    0.44   70.4   70.4   24.5    13.4    8.1    1.3
Pittsburgh Home Financial Corp   PA    04/01/96  10.00     21.8    158   6.73    0.51   75.0   75.0   17.0    12.2   10.0    6.3
Scotland Bancorp, Inc            NC    04/01/96  10.00     18.4     58  14.87    1.25   77.1   77.1   16.9    24.2   22.5   17.5
Stone Street Bancorp, Inc.       NC    04/01/96  15.00     27.4     85  14.53    0.87   77.2   77.2   19.1    24.4   16.7   18.3
WHG Bancshares Corp.             MD    04/01/96  10.00     16.2     85   9.94    0.77   73.2   73.2   15.2    16.0   11.3   12.5
Crazy Woman Creek Bancorp        WY    03/29/96  10.00     10.6     38  15.61    0.96   71.7   71.7   15.8    22.0     NA    5.0
PFF Bancorp, Inc.                CA    03/29/96  10.00    198.4  1,899   5.76    0.13   70.9   70.9   25.0     9.5   13.8   16.3
Falmouth Co-Operative Bank       MA    03/28/96  10.00     14.5     74  11.44    0.61   68.7   68.7   17.6    16.5    7.5    7.5
Community Federal Bancorp        MS    03/26/96  10.00     46.3    162  14.46    1.28   73.4   73.4   13.6    22.2   26.3   26.3
GA Financial, Inc.               PA    03/26/96  10.00     89.0    476   9.75    0.86   72.6   72.6   13.5    15.7   13.8   10.0
Broadway Financial Corp.         CA    01/09/96  10.00      8.9    103   5.20    0.47   69.9   69.9   13.0     8.0    3.8    2.5
Little Falls Bancorp, Inc.       NJ    01/05/96  10.00     30.4    196   8.24    0.14   73.5   73.5   36.4    13.4   13.1   10.0

would likely produce price declines in the aftermarket. Accordingly, thrift conversions continue to be priced at discounts to publicly traded companies. This is due to the relatively high equity ratios producing low returns on equity and the uncertainty regarding the ability of an institution to leverage the balance sheet. Investors are aware that at pro forma price/book ratios approaching the current trading range of a majority of public thrifts, price/earnings ratios of converting thrifts would be excessive, returns on equity very low, and capital levels dramatically high. Based upon price/book ratio, standard thrift conversions are being discounted by 30% to 40% relative to the overall market.

Adjustments Conclusion
----------------------

        The Bank's pro forma valuation should be discounted relative to the comparative group because of the expected lack of liquidity and the new issue discount. In addition, we have taken into account the management profile of the Bank. Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. Currently, conversions are often priced at substantial discounts to peer institutions relative to price/book ratios, but at lesser discounts to the comparable institutions' price/earnings ratio. It is the role of the appraiser to balance the price/book and price/earnings discounts and premiums. We believe that relative to the comparative group, the Bank's pro forma valuation should be substantially discounted.

Valuation Approach
------------------

        Table 20 displays the market price and valuation data of the comparative group companies as of March 14, 1997. Exhibit III displays the pro forma conversion calculations and


                                    Table 20
                         Comparative Valuation Analysis
                   Security Federal and the Comparative Group
                     Market Price Data as of March 14, 1997

                                      Current    Total    Price/   Price/   Price/    Price/   Price/     Tang.  Current
                                        Stock   Market       LTM     Core     Book     Tang.    Total   Equity/ Dividend
                                        Price    Value    EPS(1)   EPS(1)    Value      Book   Assets    Assets    Yield

     Company                            ($)       ($M)     (x)      (x)       (%)       (%)      (%)       (%)      (%)
     -------                         -- -----     ---- --  ----- -- ----- -   ---- -    ---- -   ---- -    ---- -   ---

Security Federal Savings Bank
   Pro Forma Minimum                    10.00      4.9      13.5      9.0     57.1      57.1     9.76     17.08     3.00
   Pro Forma Midpoint                   10.00      5.8      15.2     10.3     61.8      61.8    11.31     18.29     3.00
   Pro Forma Maximum                    10.00      6.7      16.7     11.5     65.7      65.7    12.81     19.49     3.00
   Pro Forma Adj. Maximum               10.00      7.7      18.2     12.8     69.5      69.5    14.49     20.83     3.00
Comparative Group Average                  --     12.4      20.7     17.6    105.7     105.7    18.83     17.70     2.64
Small Public Thrift Average                --     15.2      19.4     17.4    101.4     101.9    21.68     19.62     1.83
Small Thinly Traded Average                --      6.5      16.8     14.4     90.1      90.4    12.93     14.29     1.66
Beckley Bancorp, Inc.                   17.50     10.5      35.0     25.0     95.3      95.3    23.41     24.56     1.60
CCF Holding Company                     16.38     15.0      46.8     27.3    114.2     114.2    16.95     14.84     3.05
CKF Bancorp, Inc.                       18.88     17.5      22.7     23.0    110.9     110.9    29.15     25.15     2.33
Fort Thomas Financial Corp.             11.75     18.5      39.2     24.5    117.9     117.9    20.29     17.22     2.13
Home Financial Bancorp                  15.50      7.8        NA       NA     99.8      99.8    20.09     20.14     1.29
Home Savings Bank                       12.88     11.9        NM     40.2    124.6     124.6    22.49     18.05     3.11
Kentucky First Bancorp, Inc.            11.75     15.7      20.6     16.3    108.3     108.3    17.89     17.15     4.26
Logansport Financial Corp.              14.81     18.6      21.5     17.0    120.6     120.6    23.96     19.86     2.70
PenFed Bancorp, Inc.                    12.00      3.7      21.1     13.8     73.8      73.8    12.79     17.34     0.00
Pioneer Financial Corp.                 40.50      8.4      13.8      9.8     99.8      99.8    11.31     11.34     3.46
Princeton Federal Bank, FSB             17.50      4.6      29.2     18.4    103.1     103.1    14.82     14.03     5.14
Sobieski Bancorp, Inc.                  14.50     12.8      72.5     30.2     85.0      85.0    16.19     17.65     1.93
Twin City Bancorp                       19.00     16.2      24.7     17.8    121.2     121.2    15.41     12.71     3.37


------------------
(1) price/earnings ratios greater than 25 are excluded from averages.

                                    Table 21
                    Comparative Discount and Premium Analysis
                     Market Price Data as of March 14, 1997

                                                        Relative Discounts (Premiums)
                                                  -------------------------------------
                                                     Comp.       Small      Small
      Valuation                    Security          Group      Public  Thinly-Traded
         Ratio          Symbol      Federal        Average   Thrifts(1)   Thrifts(2)
         -----          ------      -------        -------   ----------   ----------

                                                  -------------------------------------
Price / LTM EPS         P/E (x)                       20.7        19.4        16.8
                                                  -------------------------------------
                                   ----------
      Minimum                        13.5             -53%        -44%        -24%
      Midpoint                       15.2             -36%        -28%        -11%
      Maximum                        16.7             -24%        -16%         -1%
      Adj. Maximum                   18.2             -14%         -7%          8%
                                   ----------

                                                  -------------------------------------
Price / Core EPS        P/E (x)                       17.6        17.4        14.4
                                                  -------------------------------------
                                   ----------
      Minimum                         9.0             -96%        -93%        -60%
      Midpoint                       10.3             -71%        -69%        -40%
      Maximum                        11.5             -53%        -51%        -25%
      Adj. Maximum                   12.8             -38%        -36%        -13%
                                   ----------

                                                  -------------------------------------
Price / Book            P/B (%)                      105.7       101.4        90.1
Value
                                                  -------------------------------------
                                   ----------
      Minimum                        57.1             -85%        -78%        -58%
      Midpoint                       61.8             -71%        -64%        -46%
      Maximum                        65.7             -61%        -54%        -37%
      Adj. Maximum                   69.5             -52%        -46%        -30%
                                   ----------

                                                  -------------------------------------
Price / Tangible Book   P/B (%)                      105.7       101.9        90.4
                                                  -------------------------------------
                                   ----------
      Minimum                        57.1             -85%        -78%        -58%
      Midpoint                       61.8             -71%        -65%        -46%
      Maximum                        65.7             -61%        -55%        -38%
      Adj. Maximum                   69.5             -52%        -47%        -30%
                                   ----------

                                                  -------------------------------------
Price / Total Assets    P/A (%)                      18.83       21.68       12.93
                                                  -------------------------------------
                                   ----------
      Minimum                        9.76             -93%       -122%        -32%
      Midpoint                       11.31            -66%        -92%        -14%
      Maximum                        12.81            -47%        -69%         -1%
      Adj. Maximum                   14.49            -30%        -50%         11%
                                   ----------

-----------------------------------

(1) Exchange-listed public thrifts with assets less than $100 million (2) Non-exchange listed public thrifts with assets less than $100 million assumptions utilized in analyzing the Bank's pro valuation ratios. Table 21 compares the Bank's pro forma valuation ratios with the comparative group average and two selected aggregates of small thrifts, defined as having assets less than $100 million. The small public thrift aggregate includes companies whose shares are listed traded on major stock exchanges. The thinly-traded aggregate includes thrifts that are not listed on one of the major exchanges but whose trading prices are reported through the pink sheets. As shown in Table 20, valuations of the small thinly-traded thrifts are discounted relative to the small publicly-traded thrifts, likely indicative of the lesser degree of liquidity. The magnitude of this discount ranges from 10% to 20% based on various measures of price/book and price/earnings ratios.

         Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based upon price/book comparisons. Utilizing a discount of approximately 71% to the corresponding comparative group average, the Bank's resulting pro forma price/book ratio is 61.8%, reflecting a maximum price/book valuation of 65.7% at the high end of the range and an adjusted maximum of 69.5%. As shown on Table 21, the Bank's pro forma price/book ratio of 69.5% at the adjusted maximum represents a 52% discount to the comparative group's average. The Bank's pro forma price/book ratios reflect lesser discounts to the small thinly-traded thrift aggregate.

        The price/earnings ratio is also important and was examined in deriving our estimate of value. Given the variability in earnings, investors often encounter some difficulty in evaluating thrift offerings based upon price/earnings multiples. Recently, the special SAIF assessment depressed the reported earnings of most thrifts. Therefore, we have evaluated both reported earnings and core earnings, which attempts to exclude extraordinary items.

        Based on the Bank's historical earnings for the latest twelve months ("LTM") and the net return on conversion proceeds, the Bank is valued at a midpoint price/earnings ratio of 15.2x. This pro forma ratio is discounted 36% to the comparative group average of 20.7x and 11% to the small thinly-traded thrift aggregate average of 16.8x. The Bank's price/earnings ratio of 18.2x at the adjusted maximum is slightly higher than the small thinly-traded thrift aggregate average of 16.8x.

        Based on the core earnings measure, the Bank's price/earnings ratio at the midpoint is 10.3x, and increases to 11.5x at the maximum and 12.8x at the adjusted maximum. The aggregates, which displayed higher levels of core profitability, displayed much higher price/core earnings ratios. In contrast to the aggregates, the Bank's lower price/assets ratio was largely related to its lower post-conversion capital level. Based on the midpoint offering, the Holding Company's pro forma equity/assets ratio is 18.29% and increases to 19.49% at the maximum offering and 20.83% at the adjusted maximum.

Valuation Conclusion
--------------------

     It is our opinion that, as of March 14, 1997, the estimated pro forma market value of the Bank's to-be-issued common stock was $5,800,000. Based on a range of 15% below and above the midpoint valuation, the Holding Company's pro forma valuation range was from $4,930,000 at the minimum to $6,670,000 at the maximum. If the range were increased by an Exhibit III displays the conversion calculations and assumptions utilized in determining the Holding Company's estimated pro forma market value.